EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick Founder & CEO D. Scott Patterson President & COO John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record first quarter results

Investment-grade rated Preferred Shares to be issued August 1, 2007

Increases financial outlook for year ending March 31, 2008

First quarter highlights:
•	Revenues up 29%
•	EBITDA up 26%
•	Adjusted EPS up 23%

TORONTO, Canada, July 31, 2007 - FirstService Corporation (TSX: FSV; Nasdaq: FSRV; preferred shares - TSX: FSV.PR.U) today reported record results for its first quarter ended June 30, 2007 and updated its financial outlook for its fiscal year ending March 31, 2008.  All amounts are in US dollars.

Quarterly revenues were $419.3 million, an increase of 29% relative to the same period last year.  EBITDA (see definition and reconciliation below) increased 26% to $48.4 million, and adjusted net earnings (see definition and reconciliation below) increased to $18.7 million from $15.3 million.  Adjusted diluted earnings per share (see definition and reconciliation below) were $0.58 for the quarter versus $0.47 in the prior year period, up 23%.

“Our first quarter results reflect the benefits of our business model, with a combination of strong internal growth and the contribution from recently completed acquisitions”, said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “With these results and from growth opportunities on the horizon, we are well positioned to achieve our financial targets for the year ending March 31, 2008”, he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group, The Wentworth Group and The Merit Companies in residential property management; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Intercon Security and SST in integrated security.

FirstService is a diversified property services company with more than US$1.6 billion in annualized revenues and over 16,000 employees worldwide.  More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $196.8 million for the quarter, an increase of 43%.  Internal growth was 23% and was driven primarily by robust brokerage activity in the Australian and Central European markets.  The balance of the revenue growth was the result of acquisitions, including those completed during the quarter, which contributed 20%.  First quarter EBITDA was $21.6 million, up 34% versus $16.1 million in the year-ago period.

Residential Property Management revenues increased to $134.0 million for the quarter, 29% higher than in the prior year period.  Internal growth of 10% was attributable to significant contractual property management revenue wins in several markets, while the balance of revenue growth resulted from acquisitions in the California and Texas markets completed during the quarter.  EBITDA for the quarter was $13.7 million, up 22% from $11.2 million one year ago.

Revenues in Property Improvement Services totalled $42.8 million, an increase of 3% over the prior year period, attributable to internal growth.  EBITDA in the seasonally strong first quarter was $11.5 million, up 4% from $11.1 million last year.

Integrated Security Services revenues in the first quarter were $45.6 million, an increase of 9% relative to the prior year period, attributable to continuing momentum in systems installation activity.  Quarterly EBITDA was $3.1 million up from $2.1 million in the prior year.

Quarterly corporate costs were $2.8 million, relative to $3.3 million in the prior year period.  The decrease was attributable to a reduction in Sarbanes-Oxley project consulting costs and lower performance-based compensation accruals.

A comparison of segmented EBITDA to operating earnings is provided below.

Stock Dividend of 7% Cumulative Preferred Shares
The previously announced stock dividend of 7% Cumulative Preferred Shares will be issued to shareholders on August 1, 2007.  The preferred shares will trade on the Toronto Stock Exchange, in US dollars, under the symbol FSV.PR.U.  The preferred shares have been assigned an investment-grade rating of “P-3(low)” by rating agency DBRS. The first quarterly dividend on the preferred shares is expected to be paid on October 1, 2007.

Updated Financial Outlook
In light of the first quarter results and recently announced acquisitions, FirstService is increasing the outlook for fiscal 2008 previously issued on June 25, 2007.

(in millions of US dollars, except per share amounts)	Year ending March 31, 2008
	Updated	Previous
Revenues	$1,550 - $1,650	$1,525 - $1,625
EBITDA	$141 - $151	$137- $147
Adjusted EPS[1]	$1.30 - $1.42	$1.25 - $1.37

Notes:
1.
Adjusted EPS refers to adjusted diluted earnings per share.  The adjustment to EPS eliminates the impact of accelerated amortization of short-lived intangible assets recognized on acquisitions completed in the Company’s Commercial Real Estate Services operations.  Diluted EPS reflects earnings available to common shareholders after preferred share dividends.

2.
The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services.  Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, July 31, 2007 at 11:00 am Eastern Time to discuss results for the first quarter as well as the updated outlook for fiscal 2008.  The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News and Media” section.

Forward-looking Statements
This press release includes forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.

These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended June 30
	2007	2006

Revenues	$419,312	$325,504
Cost of revenues	255,737	205,147
Selling, general and administrative expenses	116,343	83,090
Depreciation and amortization other than backlog	6,824	4,842
Amortization of brokerage backlog (1)	1,055	2,074
Operating earnings	39,353	30,351
Other income	(1,278)	(2,155)
Interest expense, net	3,309	2,736
	37,322	29,770
Income taxes	12,328	10,229
	24,994	19,541
Minority interest share of earnings	6,912	5,408
Net earnings before cumulative effect of change in accounting principle	18,082	14,133
Cumulative effect of change in accounting principle, net of tax (2)	-	(1,353)
Net earnings	$18,082	$12,780

Net earnings per share
Basic
Before cumulative effect of change in accounting principle	$0.61	$0.47
Cumulative effect of change in accounting principle	-	(0.04)
	$0.61	$0.43

Diluted (3)
Before cumulative effect of change in accounting principle	$0.56	$0.43
Cumulative effect of change in accounting principle	-	(0.04)
	$0.56	$0.39

Weighted average shares outstanding: Basic	29,835	30,004
(in thousands) Diluted	30,374	30,562

Net earnings per share, adjusted diluted (4)	$0.58	$0.47

Notes to Condensed Consolidated Statements of Earnings
(1)
Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months.  Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date.  Amortization is recorded to coincide with the completion of the related brokerage transactions.

(2)	Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(3)
Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.  The adjustment for the quarter ended June 30, 2007 was $1,019 (2006 - $877).

(4)	See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months.  All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended June 30
	2007	2006

Operating earnings	$39,353	$30,351
Amortization of brokerage backlog	1,055	2,074
Adjusted operating earnings	$40,408	$32,425

Net earnings before cumulative effect of change in accounting principle	$18,082	$14,133
Amortization of brokerage backlog	1,055	2,074
Deferred income taxes	(331)	(721)
Minority interest	(122)	(206)
Adjusted net earnings before cumulative effect of change in accounting principle	$18,684	$15,280

Diluted net earnings per share before cumulative effect of change in accounting principle	$0.56	$0.43
Amortization of brokerage backlog, net of income taxes	0.02	0.04
Adjusted diluted net earnings per share before cumulative effect of change in accounting principle	$0.58	$0.47

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of EBITDA to operating earnings appears below.

	Three months ended June 30
	2007	2006

Operating earnings	$39,353	$30,351
Depreciation and amortization other than backlog	6,824	4,842
Amortization of brokerage backlog	1,055	2,074
	47,232	37,267
Stock-based compensation expense	1,126	1,034
EBITDA	$48,358	$38,301

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2007	March 31 2007

Assets
Cash and cash equivalents	$85,668	$99,038
Restricted cash	8,249	16,930
Accounts receivable	186,470	163,581
Inventories	33,724	31,768
Prepaids and other current assets	39,177	51,040
Current assets	353,288	362,357
Fixed assets	75,474	66,297
Other non-current assets	41,578	41,405
Goodwill and intangibles	402,437	346,939
Total assets	$872,777	$816,998

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$208,866	$205,529
Other current liabilities	34,641	29,179
Long term debt - current	21,564	22,119
Current liabilities	265,071	256,827
Long term debt - non-current	220,805	213,030
Other liabilities	12,370	4,876
Deferred income taxes	34,342	29,084
Minority interest	55,956	48,306
Shareholders’ equity	284,233	264,875
Total liabilities and equity	$872,777	$816,998

Total debt	$242,369	$235,149
Total debt, net of cash	156,701	136,111

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30
	2007	2006

Operating activities
Net earnings from continuing operations	$18,082	$14,133
Items not affecting cash:
Depreciation and amortization	7,879	6,916
Deferred income taxes	(183)	(2,802)
Minority interest share of earnings	6,912	5,408
Other	828	(858)

Changes in operating assets and liabilities	(1,994)	(24,363)
Net cash provided by (used in) operating activities	31,524	(1,566)
Investing activities
Acquisitions of businesses, net of cash acquired	(51,971)	(35,883)
Purchases of fixed assets, net	(11,229)	(6,463)
Other investing activities	10,724	1,600
Net cash used in investing	(52,476)	(40,746)
Financing activities
Increase (decrease) in long-term debt, net	6,887	(14,991)
Other financing activities	(4,450)	(7,663)
Net cash provided by (used in) financing	2,437	(22,654)
Effect of exchange rate changes on cash	5,145	(249)
(Decrease) increase in cash and cash equivalents	(13,370)	(65,215)
Cash and cash equivalents, beginning of period	99,038	167,938
Cash and cash equivalents, end of period	$85,668	$102,723

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Commercial Real Estate Services	Residential Property Management	Property Improve- ment Services	Integrated Security Services	Corporate	Consolidated

Three months ended June 30

2007
Revenues	$196,791	$134,045	$42,810	$45,590	$76	$419,312
EBITDA	21,643	13,702	11,548	3,116	(2,777)	47,232
Stock-based compensation						1,126
						48,358
Operating earnings	17,744	11,512	10,291	2,651	(2,845)	39,353

2006
Revenues	$137,886	$103,966	$41,661	$41,915	$76	$325,504
EBITDA	16,101	11,249	11,138	2,118	(3,339)	37,267
Stock-based compensation						1,034
						38,301
Operating earnings	12,564	9,731	10,046	1,420	(3,410)	30,351